UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Pitney Bowes Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

724479100

(CUSIP Number)

KURTIS J. WOLF

HESTIA CAPITAL MANAGEMENT, LLC

175 Brickyard Road, Suite 200

Adams Township, Pennsylvania 16046

(724) 687-7842

With a copy to:

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,572,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,572,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,572,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HELIOS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,540,161
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,540,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,540,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,112,422
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,112,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,112,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,790,922
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,790,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,790,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,790,922
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,790,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,790,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

TODD A. EVERETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,471
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,471
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

LANCE E. ROSENZWEIG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

MILENA ALBERTI-PEREZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KATIE A. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,300
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 724479100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the Issuer’s 2023 annual meeting of stockholders held on May 9, 2023 (the “2023 Annual Meeting”), Milena Alberti-Perez, Todd A. Everett, Katie A. May and Lance E. Rosenzweig are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 5 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,572,261 Shares directly owned by Hestia Capital is approximately $23,852,170, including brokerage commissions. The aggregate purchase price of the 9,540,161 Shares directly owned by Helios is approximately $31,663,775, including brokerage commissions. The aggregate purchase price of the 678,500 Shares held in the SMAs is approximately $2,822,574, including brokerage commissions.

The Shares directly owned by each of Messrs. Everett and Rosenzweig and Mses. Alberti-Perez and May were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 500 Shares directly owned by Ms. Alberti-Perez is approximately $2,155, excluding brokerage commissions. The aggregate purchase price of the 10,471 Shares directly owned by Mr. Everett is approximately $79,196, excluding brokerage commissions. The aggregate purchase price of the 2,300 Shares directly owned by Ms. May is approximately $9,568, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares directly owned by Mr. Rosenzweig is approximately $45,590, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the preliminary voting results announced at the 2023 Annual Meeting on May 9, 2023, Hestia Capital’s director nominees, Ms. Alberti-Perez, Mr. Everett, Ms. May and Mr. Wolf, were elected to the Issuer’s board of directors by stockholders.

On May 9, 2023, Hestia Capital issued a press release in connection with the 2023 Annual Meeting, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 175,625,660 shares outstanding as of April 28, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023.

11

CUSIP No. 724479100

A.	Hestia Capital
(a)	As of the date hereof, Hestia Capital directly owned 5,572,261 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,572,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,572,261
(c)	The transactions in the Shares by Hestia Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Helios
(a)	As of the date hereof, Helios directly owned 9,540,161 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,540,161
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,540,161
(c)	The transactions in the Shares by Helios during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Hestia Partners GP
(a)	As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 5,572,261 Shares directly owned by Hestia Capital and the (ii) 9,540,161 Shares directly owned by Helios.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,112,422
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,112,422
(c)	Hestia Partners GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Hestia Capital and Helios during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Hestia LLC
(a)	As of the date hereof, 678,500 Shares were held in SMAs. As the investment manager of each of Hestia Capital, Helios and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 5,572,261 Shares directly owned by Hestia Capital, (ii) 9,540,161 Shares directly owned by Helios and (iii) 678,500 Shares held in the SMAs.

Percentage: Approximately 9.0%

12

CUSIP No. 724479100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,790,922
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,790,922
(c)

Hestia LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Hestia Capital and Helios during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Kurtis J. Wolf
(a)	As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 5,572,261 Shares directly owned by Hestia Capital, (ii) 9,540,161 Shares directly owned by Helios and (iii) 678,500 Shares held in SMAs.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,790,922
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,790,922
(c)	Mr. Wolf has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Hestia Capital and Helios during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Todd A. Everett
(a)	As of the date hereof, Mr. Everett directly owned 10,471 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,471
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Everett has not entered into any transactions in the Shares during the past 60 days.
G.	Lance E. Rosenzweig
(a)	As of the date hereof, Mr. Rosenzweig directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0
13

CUSIP No. 724479100

(c)	Mr. Rosenzweig has not entered into any transactions in the Shares during the past 60 days.
H.	Milena Alberti-Perez
(a)	As of the date hereof, Ms. Alberti-Perez directly owned 500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 500 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Alberti-Perez has not entered into any transactions in the Shares during the past 60 days.
I.	Katie A. May
(a)	As of the date hereof, Ms. May directly owned 2,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,300 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,300 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. May has not entered into any transactions in the Shares during the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 10, 2023, the Reporting Persons that will remain Reporting Persons after the filing of this Amendment No. 5 to the Schedule 13D entered into a Joint Filing Agreement in which the remaining Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated May 9, 2023.
99.2	Joint Filing Agreement, dated May 10, 2023.

14

CUSIP No. 724479100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2023

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Helios I, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Partners GP, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf Individually and as attorney-in-fact for Milena Alberti-Perez, Todd A. Everett, Katie A. May and Lance E. Rosenzweig

15

CUSIP No. 724479100

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transaction

HESTIA CAPITAL PARTNERS, LP

Purchase of Common Stock	150,000	3.7991	04/04/2023
Purchase of Common Stock	865,000	3.5674	04/28/2023
Purchase of Common Stock	32,261	3.5396	04/29/2023

HELIOS I, LP

Purchase of Common Stock	100,000	3.7991	04/04/2023
Purchase of Common Stock	10,161	3.5674	04/28/2023